SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

BVR TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No __X__

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

BVR TECHNOLOGIES LTD. ANNOUNCES DISTRIBUTION OF US $1.5 MILLION
AS A CASH DIVIDEND TO ITS SHAREHOLDERS

Tel-Aviv, Israel, January 2, 2003 - BVR Technologies Ltd. (NASDAQ: BVRT) announces that following the approval of the shareholders of the company and the District Court of Tel Aviv BVR is to distribute US$1.5 million to its shareholders as cash dividend.

The distribution amount shall be US$ 0.1525 per ordinary share, par value NIS 0.5 each. From this amount 5% withholding tax at source is to be withheld (except for Israeli companies), in accordance with the ruling BVR received from the Israeli tax authorities. Accordingly, each holder of BVR share (except for Israeli companies) is to receive US$ 0.144875 per ordinary share, par value NIS 0.5 each.

The distribution record date shall be January 9, 2003, at 5:00 p.m. New York time and the payment date shall be January 16, 2003. The Ex date on which the price per share is to be adjusted by the NASDAQ is to be January 17, 2003.

BVR Technologies Ltd. is a management hi-tech company with three affiliated companies: Coresma Ltd., a 37% owned affiliate, BrightCom Technologies Ltd., a 23% owned affiliate, and Unisfair Inc., a 41% owned affiliate.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR Technologies only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR's affiliates' products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR Technologies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR's reports filed from time to time with the Securities and Exchange Commission.).

Contacts: Yaron Sheinman-CEO
Tel. 972-3-6966060
Fax 972-3-6966062
Email: yaron@bvrtech.com

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD. By:___________/s/___________ Yaron Sheinman Chairman of the Board of Directors

Date: January 2, 2003